SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                  Commission File Number          0-27560
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                          NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K
               [ ] Form 11-K
               [ ] Form 20-F
               [ ] Form 10-Q
               [ ] Form N-SAR

For Period Ended:     December 31, 1996
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I. REGISTRANT INFORMATION

Full name of registrant      ACT Teleconferencing, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

   1658 Cole Boulevard, Suite 162
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City, State and Zip Code    Golden, Colorado 80401
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                        PART II. RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                Despite its best efforts, the Company is unable to complete its Form 10-KSB by its required due date of March 31, 1997 in time to allow for sufficient review by the Company's management and its independent auditors without unreasonable effort or expense. The Company hired a new Chief Financial Officer in February, 1997. Because of the recent appointment and the new CFO's need to become familiar with the Company's financial records, there have been delays in gathering and evaluating data for the Company's Form 10-KSB.


                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

     Gavin S. Thomson             303             233-3500
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         (Name)                  (Area Code)      (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See attached Exhibit A


                           ACT Teleconferencing, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 28, 1997           By  /S/ Gavin S. Thomson
     -----------------------        -----------------------------------------
                                    Gavin S. Thomson, Chief Financial Officer


                INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                   Exhibit A

The Company's Statement of Operations to be included in the Annual Report on Form 10-KSB to be filed by the Company for fiscal year ended December 31, 1996 (fiscal 1996) will reflect lower earnings than for fiscal 1995. The lower earnings were primarily the result of higher expenses and start up costs from overseas and videoconferencing operations.